File No.
82-3881

LER
OURCES INC.

E 500, 926 - 5 AVE. S.W.
LGARY, AB T2P 0N7 CANADA
L: (403) 269-6753
AX: (403) 266-2606
www.tylerresources.com TYS:CDNX



03050116

SUPPL

April 8, 2003



SEC MAIL
PROCESSING
RECEIVED
APR 15 2003
WASH. D.C.
207
SECTION

United States Securities
& Exchange Commission
Washington, DC
20549
USA

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-3881
News Release Dated April 8, 2003

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

TYLER RESOURCES INC.

PROCESSED
APR 24 2003
THOMSON
FINANCIAL

B O'Neill
Barbara O'Neill

dlw 4/21

TYLER RESOURCES INC.

File No.
82-3881

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS **NEWS FOR RELEASE: April 8, 2003**

NEWS RELEASE: 03-02

For Further Information Contact: **James Devonshire or Jean Pierre Jutras at 1-403-269-6753**
Web: http://www.tylerresources.com

Investor Relations Contract Expiry

The Investor Relations contract with D. A. Huston & Associates ("Huston") has expired and the Corporation will now handle its own investor relations. In addition, the 250,000 stock options granted to D. Huston have been cancelled.

"James Devonshire"

James Devonshire
Chairman, CEO and
Director

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Tyler Resources Inc. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

File No.
82-3881

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS **NEWS FOR RELEASE: April 8, 2003**

NEWS RELEASE: 03-02

For Further Information Contact: **James Devonshire or Jean Pierre Jutras at 1-403-269-6753**
Web: http://www.tylerresources.com

Investor Relations Contract Expiry

The Investor Relations contract with D. A. Huston & Associates ("Huston") has expired and the Corporation will now handle its own investor relations. In addition, the 250,000 stock options granted to D. Huston have been cancelled.

"James Devonshire"

James Devonshire
Chairman, CEO and
Director

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Tyler Resources Inc. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.

File No. 82-3881

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS **NEWS FOR RELEASE: April 8, 2003**

NEWS RELEASE: 03-02

For Further Information Contact: **James Devonshire or Jean Pierre Jutras at 1-403-269-6753**
Web: http://www.tylerresources.com

Investor Relations Contract Expiry

The Investor Relations contract with D. A. Huston & Associates ("Huston") has expired and the Corporation will now handle its own investor relations. In addition, the 250,000 stock options granted to D. Huston have been cancelled.

"James Devonshire"

James Devonshire
Chairman, CEO and
Director

No Canadian Stock Exchange has approved nor disapproved of the information contained herein.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Tyler Resources Inc. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.